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NEWS RELEASE                                                 JMCG
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                                  Contact:  James K. Mitchell
                                            Chairman, President and
                                            Chief Executive Officer
                             Telephone:     (619) 450-0055

       JMC GROUP, INC. ANNOUNCES MOVE TO SMALL CAP MARKET

SAN DIEGO, CA - (March 17, 1999) - JMC Group, Inc. (NASDAQ: JMCG; PCX:JMC) today announced that it has received notice from Nasdaq that the Company's Common Stock will be listed on the Nasdaq SmallCap Market via an exception from the minimum bid price requirements effective March 18, 1999 at the opening of the market. For the duration of the exception, the Company's Nasdaq symbol will be JMCGC. As previously reported, the Company had been informed by Nasdaq that it may no longer meet continued listing requirements on the Nasdaq National Market System ("NMS"). The Company requested and was granted a hearing which was held on February 19, 1999.

While the Company failed to meet the continued listing requirement for the NMS as of December 16, 1998, the Company was granted a temporary exception from this standard subject to JMCG meeting certain conditions. On or before May 7, 1999, the Company must demonstrate a closing bid price of at least $1.00 per share; thereafter, the Company's closing bid price must meet or exceed $1.00 per share for a minimum of ten consecutive trading days. The exception will expire on May 21, 1999. In the event the Company is deemed to have met the terms of the exception, it shall continue to be listed on the Nasdaq SmallCap Market. If the Company remains in compliance throughout the expiration date of the exception, the symbol will be returned to JMCG.

The Company also previously announced that it would seek stockholder approval at the May 3, 1999 Annual Meeting of stockholders of a one-for-two reverse split of its Common Stock to effectively reduce the number of shares issued and outstanding to approximately 3,083,225 shares. The Company believes that this action may result in an increase of the bid price for the Company's Common Stock to over $1.00, which is Nasdaq's stated minimum bid price for shares on the SCM. However, there can be no assurance that the bid price for the Common Stock will be increased to over $1.00 or that the Company will otherwise be able to maintain listing on the SCM. If delisted from the Nasdaq SmallCap Market, the Company's Common Stock would be traded on the Over-the-Counter Bulletin Board.

JMC G R O U P , I N C .
9710 SCRANTON ROAD SUITE 100
SAN DIEGO, CA 92121                              FOR ADDITIONAL INFORMATION
TELEPHONE (619)450-0055 FACSIMILE (619)450-9102         CALL 1-800-770-JMCG